EX-99.2

Corgi International Limited Announces Shareholder Vote Reverse Stock Split, Divestiture, Acquisition, Management, Recapitalization and Share-related News

HONG KONG--(BUSINESS WIRE)--Corgi International Limited (Nasdaq:CRGID - News; Nasdaq:CRGI - News) today announced news relating to several prior announcements:

The company also that it has received shareholder approval for a share recapitalization and a proposed increase to the shares available under the company's equity incentive plan. The recapitalization will result in a reduction of shares outstanding with 1 new share trading under the symbol "CRGID" for every 6 shares that previously traded under the symbol "CRGI". The "CRGID" symbol will remain in use for 30 days and will revert to CRGI after that.

Today the company also closed a private placement with gross proceeds of approximately $17.6 million for approximately 2.67 million Corgi American Depositary Shares and warrants to purchase an additional 800 thousand Corgi American Depositary Shares. The warrants' exercise price is $7.80 per American Depositary Share. Total proceeds to the company were $17.6 million, which will be used for the repayment of indebtedness and general corporate purposes. In connection with the closing of the financing, all outstanding principal and accrued interest under Corgi's $5.65 million convertible promissory notes were converted into Corgi American Depositary Shares at $6.60 per share and the noteholders received warrants to purchase approximately 271 thousand Corgi American Depositary Shares on the same terms as the investors in the new financing.

Additionally, Corgi has acquired all the outstanding shares of Cards Inc. Limited in exchange for approximately 1.2 million Corgi American Depositary Shares. Darren Epstein, the current Managing Director of Cards Inc., will join the Corgi Board of Directors and will serve as Executive Vice President of Business Development for the company.

Also, the company also announced that it has closed the share transfer of the company's manufacturing subsidiary operating in China to an entity founded by Christopher Franklin, the company's prior executive managing the facility.

The company announced that Tim Steel has accepted an appointment as a non-executive director of the Corgi Board of Directors and that Leo Koulos will remain on the company's Board of Directors.

Finally, at today's extraordinary general meeting Corgi's shareholders have approved the company's stock-for-stock merger with Master Replicas Inc. The merger is expected to close before the end of 2006. Upon closing the merger, it is anticipated that Michael Cookson will become a member of Corgi's Board of Directors and Chief Executive Officer and that Jennifer Klatt will become Chief Financial Officer. Mr. Cookson and Ms. Klatt currently serve as the Chief Executive Officer and Chief Financial Officer, respectively, of Master Replicas Inc.

All of the foregoing share numbers reflect the 6 for 1 reverse stock split.

For more information, please visit www.Corgi-International.com, www.MasterReplicas.com and www.CardsInc.com.

This press release does not constitute an offer to sell, or a solicitation of offers to buy, any Corgi securities. The securities to be issued by Corgi in connection with such acquisitions have not been registered under the United States Securities Act of 1933 and absent such registration or an applicable exemption, may not be offered or sold in the United States.

About Corgi International

Corgi International, based in Hong Kong, sells die-cast collectible products under its own brand. In the U.S., the company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. Corgi has sales offices worldwide.

About Master Replicas Inc.

Master Replicas, headquartered in Walnut Creek, is an industry leader in movie prop replicas and high end collectibles, with licenses including Star Wars, Disney Classics, Pirates of the Caribbean and Marvel. Master Replicas produces only officially licensed products with extreme attention to product authenticity, product quality, and customer service.

Caution Regarding Forward-Looking Statements

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2006. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Contact:
Corgi International Limited
George Volanakis, 312-873-6034
Cell: 843-290-6044
GVolanakis@corgi-usa.com
or
The Blueshirt Group
Peter Ausnit, 415-217-5863 (Investor Relations)
Peter@BlueShirtGroup.com